                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             RELIANT RESOURCES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75952B105
                        ------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

CUSIP NO. 75952B105
         ------------
                                      13G
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 1.   Names of Reporting Persons.
      S.S. OR I.R.S. Identification Nos. of Above Person

      Barrow, Hanley, Mewhinney & Strauss, Inc.
              752403190
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 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      A Nevada corporation

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                     5.   Sole Voting Power
   NUMBER OF                                              4,617,615
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY                                               17,139,911
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                                                21,757,526
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power
                                                          --
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                          21,757,526
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
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11.   Percent of Class Represented by Amount in Row (9)

                          7.49%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

                          IA
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                               Page 2 of 4 Pages

SCHEDULE 13G
------------

Item 1(a) Name of Issuer

      (b) Address of Issuer's Principal Executive Offices
          Reliant Resources Inc.
          1111 Louisiana St.
          Houston, TX 77002

Item 2(a) Name of Person Filing
          Barrow, Hanley, Mewhinney & Strauss, Inc.

      (b) Address of Principal Business Office or, if none, Residence One McKinney Plaza
          3232 McKinney Avenue, 15th Floor
          Dallas, TX 75204-2429

      (c) Citizenship
          A Nevada corporation

      (d) Title of Class of Securities
          Common Stock

      (e) CUSIP Number
          75952B105

Item 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
                   The reporting person is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.   Ownership:

     4(a) Amount beneficially owned:
                   21,757,526

     4(b) Percent of class:
                   7.49%

     4(c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:
                   4,617,615

                               Page 3 of 4 Pages

          (ii)  Shared power to vote or to direct the vote:
                   17,139,911

          (iii) Sole power to dispose or to direct the disposition of:
                   21,757,526

          (iv)  Shared power to dispose or to direct the disposition of:
                   --

Item 5.   Ownership of Five Percent or Less of a Class:
                   Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
                   The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                   Not Applicable.

Item 8.   Identification and Classification of Members of the Group:
                   Not Applicable.

Item 9.   Notice of Dissolution of a Group:
                   Not Applicable.

Item 10.  Certification:

                   By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.


                                       By: /s/ James P. Barrow
                                           ---------------------------------
                                           Name:  James P. Barrow
                                           Title: President

February 8, 2003


                                Page 4 of 4 Pages